

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Jayson Adair
Chief Executive Officer
Copart, Inc.
14185 Dallas Parkway
Suite 300
Dallas, TX 75254

> **Re: Copart, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2020**
> **Filed September 28, 2020**
> **Definitive Proxy Statement**
> **Filed November 2, 2020**
> **File No. 000-23255**

Dear Mr. Adair:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services